Exhibit 99.1

Scorpio Tankers Inc. Announces Newbuilding Agreements for LPG Tankers; Delivery of its Ninth MR Newbuilding; and Time Charter-in Agreements

MONACO--(Marketwired - July 2, 2013) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") announced today that it has reached agreements with two yards in Korea to construct a minimum of 5 and up to 10 newbuilding vessels designed for the carriage of liquefied petroleum gas (“LPG”).  Also, the Company announced today that it has taken delivery of its ninth Newbuilding MR product tanker, STI Le Rocher, agreed to time charter-in a 2013 built LR2 product tanker and declared options on two existing time chartered-in vessels.

Emanuele Lauro, chief executive officer and chairman of the board, commented, “We are excited about our entry into LPG which we have long considered an extension of the product market.  With common customers, shipbuilders, and trade lanes, and offsetting seasonal swings, the product tanker and LPG markets are highly complementary.   Most importantly, LPG, as with refined products, is competitively priced in the global marketplace and winning new, distant customers, and this is reflected by accelerating export volumes out of the US Gulf.

We are pleased with our agreements with two of the most reputable builders of VLGC vessels. These orders replace a previously announced order for 4 LR2 vessels, and the structure of the LPG market presents an array of opportunities for us to build value with our shareholders.”

VLGC Newbuildings

The Company has reached agreements with Hyundai Samho Heavy Industries (“HSHI”) and Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”) for the construction of a minimum of five and up to 10 Very Large Gas Carriers (“VLGC”) for approximately $74 million each.  The vessels are 84,000 cubic meter tankers designed for the carriage of LPG.  Of the first five vessels, two will deliver in the second quarter, one in the third quarter, and two in the fourth quarter of 2015.  These agreements replace the previously announced agreement to construct four LR2 vessels at Samsung Heavy Industries.

Delivery of STI Le Rocher

The Company took delivery of the ninth MR product tanker under its newbuilding program, STI Le Rocher.  Upon delivery, the vessel began a time charter for up to 120 days at $19,000 per day.

Time Charter-In Agreements

The Company agreed to time charter-in a 2013 built, fuel efficient LR2 product tanker (105,708 dwt) for one year at $16,500 per day.  The Company has an option to extend the charter for an additional year at $17,550 per day.  This vessel is expected to be delivered in September 2013.

The Company also declared options extending the time charters on two LR2 vessels that are currently time chartered-in.  The first option is for a 2012 built LR2 product tanker (99,993 dwt) for six months at $15,000 per day and the other is for a 2008 built LR2 product tanker (115,406 dwt) for six months at $16,250 per day.  Both extensions begin in July 2013.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 16 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, nine MR tankers, and one post-Panamax tanker) with an average age of 4.2 years, time charters-in 26 product tankers (eight LR2, three LR1, eight MR and seven Handymax tankers), and has contracted for 54 newbuilding vessels (25 MR, 12 LR2, and 12 Handymax ice class-1A product tankers, and 5 VLGC tankers), three of which are expected to be delivered to the Company by September 2013, 38 within 2014 and the remaining 13 by the end of 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616